UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

 _______________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-38376

 _______________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

 _______________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Results for the Quarter and First Half ended on June 30, 2022

Central Puerto: 2Q2022

Buenos Aires, August 5 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Second Quarter 2022 (“Second Quarter” or “2Q2022”, and “First Half” or “1H2022”, respectively), ended on June 30, 2022.

A conference call to discuss the results of the Second Quarter 2022 will be held on August 8, 2022, at 11:30 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for quarter and six-month period ended on June 30, 2022, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on June 30, 2022, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on June 30, 2022, and the notes thereto, which will be available on the Company’s website.

A. 2Q2022 Highlights

Resolution SE N°238/2022

On April 21, 2022, the Secretariat of Energy issued Resolution SE No. 238/2022, which updates remuneration prices for energy and capacity of generation units not committed on a PPA. It increased by 30% remuneration values retroactively to February 2022 and provides for an additional 10% increase above the new values, which become effective in June 2022.

Resolution SE No. 238/2022 also removed the “Use Factor” from the capacity payment calculation, improving revenue performance and paying all generation units regardless dispatch.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	2

Results for the Quarter and First Half ended on June 30, 2022

Brigadier López Financial Trust

On April 5, 2022, the existing financial debt under the Brigadier Lopez Financial Trust was cancelled. This debt was included in the acquisition of the site. As of December 2021, the amounts due under this Trust were US$32.08 million. This financial debt accrued interest at an annual rate equal to the greater of (i) LIBOR plus 5% or (ii) 6.25%. The scheduled maturity of this indebtedness was August 2022 and was cancelled in April as a policy of liability management, reducing financial costs.

New MATER Project

Central Puerto successfully bid in CAMMESA’s auction for 10 MW of dispatch priority for our Parque Solar San Carlos Project under MATER framework, located in San Carlos, Salta province.

B. Market Overview

The table below sets forth key market data for 2Q2022, compared to 1Q2022 and 2Q2021, and first half of 2022 compared with the first half of 2021.

	2Q2022	1Q2022	2Q2021	Var % (2Q/2Q)	1H2022	1H2021	Var% (1H/1H)
Installed capacity (MW; EoP1)	42,882	42,871	42,453	1%	42,871	42,453	1%
Thermal (MW)	25,274	25,274	25,295	0%	25,274	25,295	0%
Hydro (MW)	10,834	10,834	10,834	0%	10,834	10,834	0%
Nuclear (MW)	1,755	1,755	1,755	0%	1,755	1,755	0%
Renewable (MW)	5,018	5,008	4,569	10%	5,008	4,569	10%
Installed capacity (%)	100%	100%	100%	n.a.	100%	100%	n.a.
Thermal	59%	59%	60%	-1 p.p.	59%	60%	-1 p.p.
Hydro	25%	25%	26%	0 p.p.	25%	26%	0 p.p.
Nuclear	4%	4%	4%	0 p.p.	4%	4%	0 p.p.
Renewable	12%	12%	11%	1 p.p.	12%	11%	1 p.p.
Energy Generation (GWh)	34,486	35,719	33,872	1.8%	70,205	69,204	1%
Thermal (GWh)	20,524	23,271	22,255	-8%	43,795	45,049	-3%
Hydro (GWh)	7,512	4,954	5,314	41%	12,466	11,991	4%
Nuclear (GWh)	1,964	2,622	2,311	-15%	4,586	4,228	8%
Renewable (GWh)	4,485	4,872	3,992	12%	9,357	7,936	18%

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	3

Results for the Quarter and First Half ended on June 30, 2022

Energy Generation (%)	100%	100%	100%	N/A	100%	100%	n.a.
Thermal	60%	65%	66%	-6 p.p.	62%	65%	-3 p.p.
Hydro	22%	14%	16%	6 p.p.	18%	17%	0 p.p.
Nuclear	6%	7%	7%	-1 p.p.	7%	6%	0 p.p.
Renewable	13%	14%	12%	1 p.p.	13%	11%	2 p.p.
Energy Demand (GWh)	34,948	34,520	32,858	6%	69,468	65,945	15%
Residential	16,068	15,551	14,973	7%	31,619	29,716	6%
Commercial	9,401	9,907	8,786	7%	19,308	18,084	7%
Great Demand Industrial/Commercial	9,480	9,062	9,099	4%	18,542	18,145	2%
Energy Demand (%)	100%	100%	100%	n.a.	100%	100%	n.a.
Residential	46%	45%	46%	0 p.p.	46%	45%	0 p.p.
Commercial	27%	29%	27%	0 p.p.	28%	27%	0 p.p.
Great Demand Industrial/Commercial	27%	26%	28%	-1 p.p.	27%	28%	-1 p.p.

Source: CAMMESA; company data.

1 EoP refers to “End of Period”.

Installed Capacity: In 2Q2022, the installed capacity reached 42,882 MW, compared to 42,453 MW in 2Q2021, resulting in 1.0% increase. The installed capacity from thermal´s sources decreased 0.1% from 25,295 MW in 2Q2021 to 25,274 MW in 2Q2022, while renewable´s capacity rose 9.8% to 5,018 MW in 2Q2022 compared to 4,569 MW in 2Q2021.

Between 2Q2022 and 2Q2021, installed capacity variation was 429 MW increasing the system´s capacity. For thermal sources, the reduction in 20 MW is related with new combined cycles of 380 MW and 50 MW of diesel motors, offset by the decrease of gas turbines in 450 MW. There were no new projects for hydro or nuclear machines in this period. As for renewables, 449 MW were added to the system, where the two main sources were wind (123 MW) and solar (315 MW), among others.

During 2Q2022, there were 22.4 MW that reached COD, all the MW are represented by the EMSA Diesel generation motors located in Misiones.

As of 2Q2022, the installed capacity is divided in 59% thermal (decreasing 1 percentage point from 2Q2021), 25% hydro, 4% nuclear and 12% renewable (increasing 1 percentage point from 2Q2021).

Generation: In 2Q2022, energy generation increased 1.8% to 34,486 GWh, compared to 33,872 GWh in the 2Q2021, mainly due to: (i) an increase of 41% in hydro, (ii) a 12% increase in renewable, partially offset by: (i) an 8% decrease in thermal, (ii) and 15% decrease in nuclear.

Overall improvement was due to a higher demand. Thermal´s decrease was due to a lower dispatch related to an increase of hydro dispatch, and minor to a lower availability of certain machines, which caused an average system´s availability of 77% in 2Q2022 vs 83% from 2Q2021. Regarding the generation from nuclear´ s source, the decrease was related with the shutdown maintenance of Atucha II nuclear power plant.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	4

Results for the Quarter and First Half ended on June 30, 2022

In contrast, the increase in the hydro´s generation is mainly related with the increase in river Uruguay’s waterflow that softened the droughts that the region had experienced last year. As for renewable energies the increase in generation was related with the increase in the installed capacity and its subsequent energy demand.

During 2Q2022, the main sources of energy generation continued to be thermal and hydro, with a share of 60% and 22%, respectively. Renewables continued to grow and reached 13%, 1 percentage point more than 2Q2021. Thermal generation decreased 6 percentage points compared to the same quarter in 2021, as for hydro generation it increased 6 percentage points compared to the same quarter of 2021, as stated above.

In the 1H2022 energy generation increased 1.4% to 70,205 GWh, compared to 69,204 GWh in the 1H2021, mainly due to: (i) an 18% increase in renewable, (ii) an 8% increase in nuclear, (iii) a 4% increase in hydro, partially offset by a decrease of 3% in thermal.

Demand: In 2Q2022, energy demand increased 6% up to 34,948 GWh, compared to 32,858 GWh in the 2Q2021 where residential and commercial grew 7% each and industrial grew 4%.

The increase in commercial and industrial´s segment in 2Q2022 is attributable to the recovery of the economic activity (particularly metallurgical, construction and automotive sectors) and lower restrictions related to COVID-19 compared to the same period of the previous year, while the variation in residential´s use was related with temperature.

As of 2Q2022 and in terms of demand structure, 46% is represented by residential users, 27% by commercial activity and the remaining 27% is related to great demand industrial/commercial (decreasing 1 percentage point from 2Q2021, as explained above).

In the 1H2022, the composition remained stable with 46% for residential, 28% for commercial and 27% linked to great demand industrial/commercial.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	5

Results for the Quarter and First Half ended on June 30, 2022

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics for 2Q2022, compared to 1Q2022 and 2Q2021, and 1H2022, compared to 1H2021:

Key Metrics	2Q2022	1Q2022	2Q2021	Variation %	1H2022	1H2021	Variation %
Continuing Operations
Energy Generation (GWh)	4,280	4,585	3,740	14%	8,865	7,218	23%
-Electric Energy Generation -Thermal	3,406	3,403	2,447	39%	6,809	4,953	37%
-Electric Energy Generation - Hydro	496	782	899	-45%	1,278	1,522	-16%
-Electric Energy Generation - Wind	378	400	394	-4%	777	744	5%
Installed capacity (MW; EoP1)	4,809	4,809	4,709	2%	4,809	4,709	2%
-Installed capacity -Thermal (MW)	2,995	2,995	2,895	3%	2,995	2,895	3%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	374	374	374	0%	374	374	0%
Availability - Thermal[2]	83%	84%	89%	-6 p.p.	83%	89%	-6 p.p.
Steam production (thousand Tons)	586	461	287	104%	1,046	550	90%

Source: CAMMESA; company data.

1 EoP refers to “End of Period”.

2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 2Q2022, energy generation increased 14% to 4,280 GWh, compared to 3,740 GWh in the 2Q2021. As a reference, domestic energy generation grew 2% in the 2Q2022, compared to the same period of 2021, according to data from CAMMESA. It is important to highlight that 2Q2021 was partially impacted by quarantine´s measures established by the government due to the Covid-19 crisis.

Increase in the energy generated by Central Puerto was due to:

a) A 39% increase in energy generation from thermal units mainly from Terminal 6 due to high dispatch related to the combined cycle full operation and higher dispatch of Puerto´s steam turbines.

This was partially offset by:

b) a 45% decrease in energy generation from the hydro plant Piedra del Águila due to lower water inflows, the reservoir levels started to recover in June’22 as the inflow from the Limay and Collón Curá Rivers started to rise.

c) a 4% decrease in energy generation from renewable units due to lesser wind resource.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	6

Results for the Quarter and First Half ended on June 30, 2022

During 2Q2022, availability for thermal units reached 83%, compared to 89% in the same period of 2021, due to extraordinary maintenance in one TG of the Lujan de Cuyo Cogeneration related with a failure in the gear box, which it’s estimated to be in service again in August 19th, and a maintenance in the number 9 steam turbine from Puerto site, which re-entered in service in June 20th. As a reference, the market average availability for thermal units for the same period was 77%, according to data from CAMMESA.

Steam production increased 104%, totaling 585,645 tons produced during 2Q2022, compared to 287,484 tons during the 2Q2021, due to the commissioning of Terminal 6 cogeneration plant.

In the 1H2022, energy generation increased 23% to 8,865 GWh, compared to 7,218 GWh for the same period in 2021. As a reference, domestic energy generation increased 1.4% during the 1H2022, compared to the 1H2021, according to data from CAMMESA.

Increase in the energy generated by Central Puerto was due to:

a) an increase of 37% in the electricity generation from thermal units mainly due to Terminal 6´s new generation and the recovery to average production of the Siemens branded combined cycle of the Luján de Cuyo plant.

b) 5% increase in energy generation from renewable units, which was mainly due to better wind resource.

This was partially offset by:

a) a 16% decrease in energy generation form the hydro plant Piedra del Águila due to lower inflows of Limay river.

During 1H2022, machine availability for thermal units reached 83%, compared to 89% in the same period of 2021, due to above mentioned extraordinary maintenance in Luján de Cuyo Cogeneration and one steam turbine from Puerto site, certain small failures, and unavailability in some steam turbines. As a reference, the market average availability for thermal units for the same period was 76%, according to data from CAMMESA.

Steam production increased 90%, totaling 1,046,380 tons produced during 1H2022, compared to 549,515 tons during the 1H2021, due to the commissioning of Terminal 6 cogeneration.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	7

Results for the Quarter and First Half ended on June 30, 2022

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	2Q2022	1Q2022	2Q2021	Var % (2Q/2Q)	1H 2022	1H 2021	Var % (1H/1H)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited[1]	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Revenues	19,149	20,127	20,095	(5%)	39,276	38,588	2%
Cost of sales	(10,491)	(8,906)	(11,023)	(5%)	(19,396)	(20,467)	(5%)
Gross profit	8,658	11,222	9,072	(5%)	19,880	18,121	10%
Administrative and selling expenses	(1,325)	(1,165)	(1,231)	8%	(2,490)	(2,675)	(7%)
Operating income before other operating results	7,333	10,056	7,841	(6%)	17,390	15,446	13%
Other operating results, net	5,261	5,115	(3,972)	(232%)	10,376	2,554	306%
Operating income	12,594	15,171	3,869	225%	27,765	17,999	54%
Depreciations and Amortizations	3,966	3,306	3,764	5%	7,272	7,245	0%
Adjusted EBITDA	16,560	18,477	7,633	117%	35,037	25,244	39%
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	4,582	3,390	2,718	69%	7,972	8,412	(5%)
• Impairment on property, plant, and equipment	-	-	(6,393)	(100%)	-	(6,393)	(100%)
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	11,978	15,087	11,307	6%	27,065	23,223	17%

See “Disclaimer-Adjusted EBITDA” below for further information.

1 1Q2022 figures are stated in the measuring unit current as of June 30, 2022, calculated as the results for the 1H2022 minus the 2Q2022.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	8

Results for the Quarter and First Half ended on June 30, 2022

Adjusted EBITDA Reconciliation

Million Ps.	2Q2022	1Q2022	2Q2021	Var % (2Q/2Q)	1H 2022	1H 2021	Var % (1H/1H)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited[2]	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Consolidated Net (loss) income for the period	2,359	5,615	(7,237)	(133%)	7,974	(6,073)	(231%)
Loss on net monetary position	4,779	3,699	(44)	(11021%)	8,479	(373)	(2374%)
Financial expenses	6,925	5,521	4,712	47%	12,445	17,469	(29%)
Financial income	(2,243)	(2,015)	258	(969%)	(4,259)	(509)	736%
Share of the profit of an associate	(310)	232	661	(147%)	(78)	1,147	(107%)
Income tax expenses	1,084	2,120	5,519	(80%)	3,203	6,338	(49%)
Depreciation and amortization	3,966	3,306	3,764	5%	7,272	7,245	0%
Adjusted EBITDA	16,560	18,477	7,633	117%	35,037	25,244	39%
1. Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	4,582	3,390	2,718	69%	7,972	8,412	(5%)
• Impairment on property, plant, and equipment	-	-	(6,393)	(100%)	-	(6,393)	(100%)
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	11,978	15,087	11,307	6%	27,065	23,223	17%

2 1Q2022 figures are stated in the measuring unit current as of June 30, 2022, calculated as the results for the 1H2022 minus the 2Q2022.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	9

Results for the Quarter and First Half ended on June 30, 2022

Key Macroeconomic Figures

	2Q2022	1Q2022	2Q2021	Var % (2Q/2Q)	1H 2022	1H 2021	Var % (1H/1H)
Depreciation	12. 70%	8.07%	3.77%	+237%	21.91%	13.75%	+59%
Inflation	17.31%	16.07%	10.98%	+58%	36.16%	25.31%	+43%

2Q 2022 Results Analysis

Revenues decreased to Ps. 19.1 billion in the 2Q2022, as compared to Ps. 20.1 billion in the 2Q2021. This 5% decrease was mainly due to:

(i)

a 37% decrease in Spot/Energía Base Sales which totaled Ps. 6.4 billion in the 2Q2022 as compared to 10.2 billion in the 2Q2021, due to higher inflation than price adjustment, and lower generation from the hydro plant Piedra del Aguila, scheduled maintenance of certain steam turbines from Puerto site, and the commitment of Terminal 6 plant and the beginning of that contract.

partially offset by:

(ii)	a 79% increase in the Steam Sales, which totaled Ps. 1.1 billion in the 2Q2022, compared to Ps. 0.6 billion in the 2Q2021, due to a 104% production increase.
(iii)

a 26% increase in Sales under contracts, which amounted to Ps. 11.1 billion during the 2Q2022, as compared to Ps. 8.8 billion in the 2Q2021, due to a higher generation of Terminal 6 and better performance of wind plants despite a higher inflation´s adjustment over the peso´s depreciation in the period.

Operating income before other operating results, net, was Ps. 7.3 billion, compared to Ps. 7.8 billion in the 2Q2021. This 6% decrease was due to:

(i)	the above-mentioned drop in revenues,
(ii)

8% increase in administrative and selling expenses that totaled Ps. 1.3 billion in the 2Q2022, as compared to Ps. 1.2 billion in the 2Q2021,mainly driven by a Ps. 0.1 billion increase in taxes among other expenses, which was partially offset by:

(iii)

5% decrease in the costs of sales that totaled Ps. 10.5 billion, compared to Ps. 11.0 billion in the 2Q2021, primarily driven by 11% decrease in costs of production, which totaled Ps. 8.1 billion in the 2Q2022, as compared to Ps. 9.1 billion in the 2Q2021 mainly due to i) a decrease in maintenance expenses of Ps. 0.8 billion, ii) a decrease in amortization charge of Ps. 0.2 billion and, iii) a decrease in insurance costs of Ps. 0.1 billion.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	10

Results for the Quarter and First Half ended on June 30, 2022

Adjusted EBITDA was Ps. 16.5 billion in the 2Q2022, compared to Ps. 7.6 billion in the 2Q2021. This increase was mainly due to:

(i)	the above-mentioned variations, partially offset by:
(ii)

A 155% increase in foreign exchange difference on operating assets, mainly related to FONI trade receivables, that generated a Ps. 4.6 billion gain during the 2Q2022, compared to Ps. 1,8 billion gains during the 2Q2021 due to a higher depreciation of the Argentine peso during the quarter.

(iii)

a 51% decrease in interest from clients which totaled Ps. 0.7 billion during the 2Q2022, compared to Ps. 1.5 billion in 2Q2021, mainly related to a reduction in CAMMESA payments delay. As of June 30th the delay was 20 days.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 12.0 billion in the 2Q2022, compared to Ps. 11.3 billion in 2Q2021.

Consolidated Net Income was Ps. 2.4 billion and Net Income for shareholder was Ps. 2.3 billion or Ps. 1.53 per share or Ps. 15.34 per ADR, in the 2Q2022, compared to a Consolidated Net Loss of Ps. 7.2 billion and Net Loss for shareholder of Ps. 7.3 billion, respectively, or Ps. -4.84 per share or Ps. -48.35 per ADR, in the 2Q2021. In addition to the above-mentioned factors, net income was negatively impacted by:

(i)	A 100% decrease in Impairment of property, plant and equipment and intangible assets, which totaled Ps. 6.4 billion during the 2Q2021.
(ii)

an increase in financial expenses which amounted to Ps. 6.9 billion during the 2Q2022, compared to Ps. 4,7 billion in the 2Q2021 mainly due to an increase in foreign exchange difference from Ps. 3.4 billion in 2Q2021 to Ps. 5.8 billion for 2Q2022, mainly due to a higher depreciation of the Argentine peso during the quarter, partially offset by Ps. 0.7 billion during the 2Q2022 financial swap gain.

(iii)	an increase of net monetary position loss which amounted to Ps. 4.8 billion during the 2Q2022 due to a higher inflation during 2Q2022 and higher balance of monetary assets.

and positively impacted by:

(i)

an increase in financial income that amounted to Ps. 2.2 billion in the 2Q2022, compared to financial loss Ps. -0.3 billion in the 2Q2021, mainly due to higher financial assets results in 2Q2022 of Ps 1.5 billion.

(ii)	lower income tax expenses that amounted to Ps. 1.1 billion in the 2Q2022, compared to Ps. 5.5 billion in the 2Q2021.

Additionally, the share of profit of associates was a Ps. 0.3 billion gain during the 2Q2022 compared to a loss of Ps. 0.7 billion in the 2Q2021.

FONI collections totaled Ps. 2.1 billion in the 2Q2022, including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 3.9 billion of 2Q2021. The amounts are being collected on time and according to the signed contract.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	11

Results for the Quarter and First Half ended on June 30, 2022

1H 2022 Results Analysis

Revenues were Ps. 39.3 billion in the 1H2022, similar to Ps. 38.6 billion in the 1H2021. There was:

(i)

a 16% increase in Sales under contracts, which amounted to Ps. 21.7 billion during the 1H2022, as compared to Ps. 18.7 billion in the 1H2021, mainly due to Terminal 6 commissioning and better wind resource in our wind farms.

(ii)	an 85% increase in the Steam Sales, which totaled Ps. 2.1 billion in the 1H2022, compared to Ps. 1.1 billion in the 1H2021, as the steam production increased 90% in the period.

partially offset by:

(iii)

a 18% decrease in Spot/Energía Base sales which totaled Ps. 14.6 billion in the 1H2022 as compared to 17.8 billion in the 1H2021, mainly due to higher inflation than price adjustment, and lower generation from the hydro plant Piedra del Aguila, schedule maintenance of certain steam turbines from Puerto site, and the commitment of Terminal 6 plant and the beginning of that contract.

Operating income before other operating results, net, was Ps. 17.4 billion in the 1H2022, compared to Ps. 15.4 billion in the 1H2021. This 13% increase was due to: (i) an 5% decrease in the costs of sales that totaled Ps. 19.4 billion, compared to Ps. 20.5 billion in the 1H2021. This decrease in the cost of sales was primarily driven by a 7% decrease in costs of production, which totaled Ps. 15.4 billion in the 1H2022, as compared to Ps. 16.5 billion in the 1H2021 mainly due to i) a decrease in maintenance expenses of Ps. 0.8 billion and, ii) a decrease in insurance costs of Ps. 0.1 billion and, a 7% decrease in administrative and selling expenses that totaled Ps. 2.5 billion in the 1H2022, as compared to Ps. 2.7 billion in the 1H2021, mainly driven by a reduction of Ps. 0.1 billion in professional fees and Ps. 0.1 billion in taxes.

Adjusted EBITDA was Ps. 35.0 billion in the 1H2022, compared to Ps. 25.2 billion in the 1H2021. This increase was mainly due to:

(i)

A 12% increase in foreign exchange difference on operating assets, mainly related to FONI trade receivables, that generated a Ps. 7.9 billion gain during the 1H2022, compared to Ps. 7.0 billion during the 1H2021 due to a higher depreciation of the argentine peso during the period. As reference, in the 1H2022, the argentine peso depreciated 21.91%, compared to 13.75% during the 1H2021.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	12

Results for the Quarter and First Half ended on June 30, 2022

This was partially offset by:

(ii)	a 37% decrease in interest from clients which totaled Ps. 1.6 billion during the 1H2022, compared to Ps. 2.6 billion of the 1H2021.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 27.1 billion in the 1H2022, compared to Ps. 23.2 billion in 1H2021.

Consolidated Net lncome was Ps. 8.0 billion and Net lncome for shareholder was Ps. 7.9 billion or (Ps. 5.27) per share or (Ps. 52.67) per ADR, in the 1H2022, compared to a Consolidated Net Loss of Ps. 6.1 billion and Net Loss for shareholder of Ps. 6.1 billion, respectively, or Ps. -4.07 per share or Ps. -40.69 per ADR, in the 1H2021. In addition to the above-mentioned factors, net income was positively impacted by:

(i)	A 100% decrease in Impairment of property, plant and equipment and intangible assets, which totaled Ps. 6.4 billion during the 2Q2021.
(ii)	lower income tax expenses that amounted to Ps. 3.2 billion in the 1H2022, compared to Ps. 6.4 billion in the 1H2021.
(iii)	an increase in financial income that amounted to Ps. 4.3 billion in the 1H2022, compared to Ps. 0.5 billion in the 1H2021, mainly due to higher financial assets results.
(iv)

lower financial expenses which amounted to Ps. 12.4 billion during the 1H2022, compared to Ps. 17.5 billion in the 1H2021 as there were less foreign exchange difference, which decreased from Ps. 12.1 billion in 1H2021 to Ps. 10.0 billion for 1H2022, mainly due to a lower debt balance denominated in USD.

Additionally, the share of profit of associates was Ps. 0.08 billion gain during the 1H2022 compared to a loss of Ps. 1.1 billion in the 1H2021.

Finally, the gain or loss on net monetary position totaled Ps. 8.5 billion loss during the 1H2022, as compared to Ps. 0.4 billion gain in the 1H2021.

FONI collections totaled Ps. 4.4 billion in the 1H2022, including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 5.9 billion of 1H2021. The amounts are being collected on time and according to the signed contract.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	13

Results for the Quarter and First Half ended on June 30, 2022

Financial Situation

As of June 30, 2022, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 0.5 billion, and Other Current Financial Assets of Ps. 36.1 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of June 30, 2022
Cash and cash equivalents (stand-alone)		156
Other financial assets (stand-alone)		17,163
Financial Debt (stand-alone)		(20,475)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(9,918)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(10,557)
Subtotal Central Puerto stand-alone Net Debt Position		(3,156)
Cash and cash equivalents of subsidiaries		342
Other financial assets of subsidiaries		18,890
Financial Debt of subsidiaries Composed of:		(31,353)
Financial Debt of subsidiaries (current)[4]	(3,997)
Financial Debt of subsidiaries (non-current) [4]	(27,356)
Subtotal Subsidiaries Net Debt Position		(12,121)
Consolidated Net Debt Position		(15,276)

 Cash Flows of the 1H 2022

Million Ps.	1H 2022 ended on June 30, 2022
Cash and Cash equivalents at the beginning	384
Net cash flows provided by operating activities	16,930
Net cash flows used in investing activities	(16,648)
Net cash flows used in financing activities	(96)
Exchange difference and other financial results	123
Loss on net monetary position by cash and cash equivalents	(196)
Cash and Cash equivalents at the end	498

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	14

Results for the Quarter and First Half ended on June 30, 2022

Net cash provided by operating activities was Ps. 16.9 billion during the 1H2022. This cash flow arises from (i) Ps. 11.2 billion from the operating income obtained during the 1H2022, (ii) Ps. 2.4 billion due to an increase in the stock of trade receivables, mainly related to the FONI collections, and (iii) Ps. 1.7 billion in collection of interests from clients, including the ones from FONI, during the period, which was partially offset by (v) a Ps. 7.9 billion non-cash foreign exchange difference on trade receivables, (vi) a Ps. 3.1 billion in net monetary position loss, (vii) a Ps. 2.4 billion from income tax paid, and (viii) a Ps. 0.9 billion reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

Net cash used in investing activities was Ps. 16.7 billion in 1H 2022. This amount was mainly due to Ps. 16.3 billion in payments for the purchase of short-term investments.

Net cash used in financing activities was Ps. 0.1 billion in the 1H 2022. This amount was mainly the result of Ps. 6.1 billion Bank and investment accounts overdrafts obtained, net of, (i) Ps. 4.0 billion in loans paid, mainly related to the loans received for the expansion projects, and (ii) Ps. 2.1 billion in interest and financial expenses paid, mainly related to those loans.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	15

Results for the Quarter and First Half ended on June 30, 2022

E. Tables

a. Consolidated Statement of Income

	2Q 2022	2Q 2021
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	19,148,741	20,095,118
Cost of sales	(10,490,515)	(11,022,771)
Gross income	8,658,226	9,072,347

Administrative and selling expenses	(1,324,789)	(1,230,881)
Other operating income	5,394,470	3,347,244
Other operating expenses	(133,644)	(926,567)
Property, plant, and equipment and intangible assets impairment	-	(6,392,779)
Operating income	12,594,263	3,869,364

Gain (loss) on net monetary position	(4,779,453)	43,765
Finance income	2,243,240	(258,122)
Finance expenses	(6,924,518)	(4,711,838)
Share of the profit of associates	309,697	(660,791)
Income (loss) before income tax	3,443,229	(1,717,622)
Income tax for the period	(1,083,754)	(5,519,450)
Net income (loss) for the period	2,359,475	(7,237,072)
Net total comprehensive income (loss) for the period	2,359,475	(7,237,072)

Attributable to:
-Equity holders of the parent	2,309,604	(7,277,801)
-Non-controlling interests	49,871	40,729
	2,359,475	(7,237,072)

Earnings per share:
Basic and diluted (Ps.)	1.53	(4.84)

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	16

Results for the Quarter and First Half ended on June 30, 2022

	1H 2022	1H 2021
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	39,275,885	38,587,607
Cost of sales	(19,396,063)	(20,466,943)
Gross income	19,879,822	18,120,664

Administrative and selling expenses	(2,490,243)	(2,675,107)
Other operating income	10,519,336	9,883,712
Other operating expenses	(143,691)	(937,431)
Property plant and equipment and intangible assets impairment	-	(6,392,779)
Operating income	27,765,224	17,999,059

Gain on net monetary position	(8,478,856)	372,831
Finance income	4,258,576	509,371
Finance expenses	(12,445,183)	(17,469,401)
Share of the profit of associates	77,811	(1,146,845)
Income before income tax	11,177,572	265,015
Income tax for the period	(3,203,260)	(6,338,056)
Net (loss) income for the period	7,974,312	(6,073,041)
Net total comprehensive (loss) income for the period	7,974,312	(6,073,041)

Attributable to:
-Equity holders of the parent	7,928,463	(6,124,618)
-Non-controlling interests	45,849	51,577
	7,974,312	(6,073,041)

Earnings per share:
Basic and diluted (Ps.)	5.27	(4.07)

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	17

Results for the Quarter and First Half ended on June 30, 2022

b. Consolidated Statement of Financial Position

	As of June 30, 2022	As of December 31, 2021
	Unaudited, subject to limited review according to rule ISRE 2410	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant, and equipment	145,488,142	150,615,919
Intangible assets	6,409,891	8,223,021
Investment in associates	8,606,813	8,578,084
Other financial assets	477,860	47,490
Trade and other receivables	33,879,253	41,428,200
Other non-financial assets	283,876	468,671
Inventories	276,515	519,706
Deferred tax asset	186,913	179,116
	195,609,263	210,060,207
Current assets
Inventories	3,116,243	1,970,368
Other non-financial assets	1,050,245	3,204,055
Trade and other receivables	34,527,852	30,979,136
Other financial assets	36,053,651	27,012,287
Cash and cash equivalents	497,802	383,578
	75,245,793	63,549,424
Total assets	270,855,056	273,609,631

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	54,248,860	54,248,860
Legal reserve	8,595,748	8,595,748
Voluntary reserve	112,087,661	113,086,359
Other equity accounts	(4,040,634)	(4,040,634)
Retained earnings	7,928,463	(998,698)
Equity attributable to shareholders of the parent	180,334,120	172,405,657
Non-controlling interests	158,048	231,614
Total Equity	180,492,168	172,637,271

Non-current liabilities
Other non-financial liabilities	5,969,846	7,375,351
Other loans and borrowings	37,912,792	49,262,864
Compensation and employee benefits liabilities	433,590	465,415
Provisions	59,374	65,596
Deferred income tax liabilities	18,606,670	20,660,626
	62,982,272	77,829,852

Current liabilities
Trade and other payables	4,326,514	3,705,463
Other non-financial liabilities	4,670,227	4,571,485
Other loans and borrowings	13,914,848	9,277,949
Compensation and employee benefits liabilities	1,678,619	2,222,249
Income tax payable	2,711,414	3,243,253
Provisions	78,994	122,109
	27,380,616	23,142,508
Total liabilities	90,362,888	100,972,360
Total equity and liabilities	270,855,056	273,609,631

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	18

Results for the Quarter and First Half ended on June 30, 2022

c. Consolidated Statement of Cash Flow

	1H 2022	1H 2021
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax	11,177,572	265,015

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant, and equipment	5,455,460	4,975,071
Amortization of intangible assets	1,816,435	2,269,517
Property, plant and equipment and intangible assets impairment	-	6,392,779
Results for sale of property, plant and equipment, and inventories	(4,424)	-
Discount of trade and other receivables and payables, net	(87,505)	(208,820)
Interest earned from customers	(1,634,665)	(2,605,057)
Commercial and fiscal interests lost	-	846,242
Financial income	(4,258,576)	(509,371)
Financial expenses	12,445,183	17,469,401
Share of the profit of associates	(77,811)	1,146,845
Movements in provisions and long-term employee benefit plan expenses	128,660	182,326
Foreign exchange difference for trade receivables	(7,864,662)	(7,024,258)
Loss (Gain) on net monetary position	3,084,007	(11,441,499)

Working capital adjustments:
(Increase) Decrease in trade and other receivables	(2,426,214)	10,538,226
Decrease (Increase) in other non-financial assets and inventories	687,334	(265,043)
Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(884,311)	(7,021,514)
	17,556,483	15,009,860
Commercial and fiscal interests paid	-	(846,242)
Interest received from customers	1,730,324	2,590,423
Income tax paid	(2,356,349)	(5,974,482)
Net cash flows provided by operating activities	16,930,458	10,779,559

Investing activities
Purchase of property, plant, and equipment	(397,226)	(3,750,068)
Dividends received	72,161	189,621
(Acquisition) Sale of available-for-sale assets, net	(16,322,493)	2,593,798
Net cash flows used in investing activities	(16,647,558)	(966,649)

Financing activities
Banks and investment accounts overdrafts received, net	6,132,472	1,686,513
Long term loans paid	(3,974,455)	(7,633,291)
Interests and other loan costs paid	(2,134,374)	(3,739,288)
Dividends paid	(119,415)	(160,368)
Net cash flows used in financing activities	(95,772)	(9,846,434)

Increase (Decrease) in cash and cash equivalents	187,128	(33,524)
Exchange difference and other financial results	122,807	76,559
Monetary results effect on cash and cash equivalents	(195,711)	(140,231)
Cash and cash equivalents as of January 1	383,578	572,752
Cash and cash equivalents as of June 30, 2022	497,802	475,556

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	19

Results for the Quarter and First Half ended on June 30, 2022

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Second Quarter 2022 results on August 8, 2022, at 11.30 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, and Enrique Terraneo, Chief Financial Officer. To access the conference call, please dial:

Participants (Toll Free): +1-888-506-0062

International Participants: +1-973-528-0011

Participant Access Code: 642625

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company’s website at www.centralpuerto.com Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

•	http://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	20

Results for the Quarter and First Half ended on June 30, 2022

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

•	“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•	“p.p.”, refers to percentage points;

•	“PPA” refers to power purchase agreements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	21

Results for the Quarter and First Half ended on June 30, 2022

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	22

Results for the Quarter and First Half ended on June 30, 2022

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov )

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation, and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;
•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;
•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	23